Filed pursuant to Rule 433

Registration Statement No. 333-264982

Issuer Free Writing Prospectus dated November 9, 2022

Relating to Prospectus Supplement dated November 9, 2022

(To Prospectus dated November 26, 2020)

Public Offering of Units

November 9, 2022

A short form base shelf prospectus dated November 26, 2020, as amended pursuant to amendment no. 1 to the Short Form Base Shelf Prospectus dated November 30, 2021 and containing important information relating to the securities described in this document has been filed with the securities regulatory in all provinces Canada (the “Canadian Filing Jurisdictions”), and in a corresponding registration statement on Form F-10 (SEC File No. 333-264982) which was made effective upon filing with the SEC on May 16, 2022, with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement to the short form base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Filing Jurisdictions in Canada and with the SEC in the United States. A copy of the short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Agents (defined below) participating in the Offering (as defined below) who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment thereto and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on SEDAR for more complete information before making an investment decision.

Issuer:	Electra Battery Materials Corporation (the “Company”)
Issued Securities:	2,345,000 Units (the “Units”) and the offering of such Units, the “Offering”. Each Unit shall be comprised of one (1) common share in the capital of the Company (each, a “Common Share”) and one full (1) Common Share purchase warrant (each whole warrant, a “Warrant”).
Size of Issue:	US$5,510,750 (~CAD$7.4 million)
Issue Price:	US$2.35 per Unit (the “Unit Price”)
Warrants:	Each Warrant shall entitle the holder to purchase one Common Share at US$3.10 for a period of 3 years after Closing Date.
Syndicate:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as lead agent and sole bookrunner (the “Lead Agent”) on behalf of a syndicate of agents to be determined (together with CFCC, the “Agents”).
Form of Offering:	“Overnight Marketed” offering on a best-efforts agency basis, without underwriter liability, by way of a prospectus supplement to the Company’s short form base shelf prospectus and related Form F-10 registration statement in United States, subject to a mutually acceptable agency agreement containing the industry standard “Disaster Out”, “Market Out”, “Regulatory Out”, and “Material Adverse Change Out” clauses running until the Closing Date (as defined below).

Offering Jurisdictions:	All provinces of Canada, other than Quebec, and in the United States by the Agents either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Agents provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.
Agents’ Fees:	The Company shall pay the Agents a cash commission equal to 6.0% of the gross proceeds of the Offering plus issue broker warrants to purchase up to 6.0% of the number of Units sold in the Offering (the “Broker Warrants”). Each Broker Warrant shall entitle the Agents to purchase one Unit at the Unit Price at any time on or before the date on which the Warrants issued under the Offering are set to expire.
Use of Proceeds:	Proceeds received from the sale of the Units will be used for capital expenditures associated with the recommissioning of the Refinery, including buildings, equipment, infrastructure, and other direct costs, as well as for general corporate expenses & purposes.
Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering.
Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	On a T+4 basis, on or about November 15, 2022, or such other date as the Company and the Agents mutually agree (the “Closing Date”).
Standstill Period:	The Company shall not issue, negotiate or enter into any agreement to sell or issue or announce the issue of, any equity securities of the Company, other than: (i) pursuant to the grant of options or other securities in the normal course pursuant to the Company’s employee stock option plan or other equity compensation plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the Company outstanding on the date hereof; or (ii) an issuance of options or securities in connection with a bona fide acquisition by the Company (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision), for a period of 90 days following the Closing Date (the “Expiry Date”), without the prior written consent of Lead Agent, on behalf of the Agents, such consent not to be unreasonably withheld.
Insider Lock-Ups:	As a condition precedent to the Agents’ obligation to close the Offering, all directors and senior officers of the Company shall execute and deliver written undertakings in favour of the Agents agreeing not to sell, transfer, pledge, assign, or otherwise dispose of any securities of the Company owned, directly or indirectly, by such directors or senior officers, until the Expiry Date, without the prior written consent of Lead Agent, on behalf of the Agents, such consent not to be unreasonably withheld.